Mail Stop 6010
Via Facsimile and U.S. Mail

September 25, 2007

Mr. R. Bruce Stewart
Chief Executive Officer
Arrowhead Research Corporation
201 S. Lake Avenue, Suite 703
Pasadena, California 91101

>       **Re:     Arrowhead Research Corporation**
>             **Form 10-K for fiscal year ended September 30, 2006**
>             **File No. 000-21898**

Dear Mr. Stewart:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,


                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant